Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the month ended January 31, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the month ended January 31, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link from February 28, 2022: https://s2.q4cdn.com/476556808/files/doc_financials/2021/q4/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$million	Jan'22	Jan'21
Total loans	24,504,743	22,646,922
Total assets	37,153,646	34,891,226

Deposits and other demand liabilities	7,409,251	6,353,656
Time deposits and other time liabilities	9,836,447	10,691,117
Interbank borrowings	4,876,290	3,795,463
Debt instruments issued	6,730,244	6,250,881

Equity	3,418,314	2,410,515
Total equity attributable to equity holders of the Bank	3,346,355	2,337,660
Non-controlling interest	71,959	72,855

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$million	1M'22	1M'21	1M'22	1M'21
Net operating profit before provision for loan losses	69,045	129,603	98,848	105,696
Provisions for loan losses[2]	(15,568)	(16,911)	(15,568)	(10,264)
Total operating expenses	(58,431)	(61,534)	(58,431)	(61,534)
Operating income	(4,954)	51,158	24,849	33,898
Income from investments in companies	—	0	—	0
Operating income before income taxes	(4,954)	51,158	24,849	33,898
Income taxes	31,622	(23,703)	1,819	(6,443)
Consolidated income for the period	26,668	27,455	26,668	27,455

Net income attributable to holders of the Bank	26,452	27,443	26,452	27,443
Non-controlling interest	217	12	217	12

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended January 31, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer